

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Corey Ashton Walters
Chief Executive Officer
Here Collection LLC
1111 Brickell Avenue, 10th Floor
Miami, FL 33131

> **Re: Here Collection LLC**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed July 22, 2022**
> **File No. 024-11750**

Dear Mr. Walters:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nana McLean at 202-551-4741 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction